Craig Wilson
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Data Domain, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 13, 2009
File No. 001-33517

Dear Mr. Wilson:

     Data Domain, Inc. (the “Company,” “we” or “us”) hereby sets forth the following information in response to the comments contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”), dated April 29, 2009, relating to the Company’s Annual Report on Form 10-K (File No. 001-33517) for the fiscal year ended December 31, 2008 (the “Form 10-K”). We have set forth below the comments received by the Staff. Following each Staff comment is a summary of the Company’s action taken in response thereto.

Item 8. Financial Statements and Supplementary Data, page 33
Consolidated Statement of Cash Flows, page 39

1. We note that you have recorded excess tax benefits from stock-based compensation as a cash inflow from operating activities in fiscal years 2008 and 2007. Please tell us your consideration for paragraphs 23.c of SFAS No. 95 and paragraph A96 of SFAS No. 123R. In this regard, the realized tax benefit related to the excess of the deductible amount over the compensation cost recognized should be classified in the statement of cash flows as a cash inflow from financing activities and a cash outflow from operating activities. Please advise.

Response: The Company has reviewed paragraphs 23.c of SFAS No. 95 and A96 of SFAS No. 123R and determined that it has not appropriately classified in its statement of cash flows the realized tax benefit related to the excess of the deductible amount over the compensation cost. As a result, the Company has determined that its cash generated from operating activities as presented in fiscal years 2008 and 2007 is overstated by approximately $11.0 million and $100,000, respectively, and its cash generated from financing activities is understated by the same amounts. This misstatement of the statements of cash flows was unintentional and the Company has evaluated the qualitative factors with respect to this misstatement in accordance with Staff Accounting Bulletin No. 99, Materiality. These qualitative factors are as follows:

•
The misstatement is a reclassification within the statement of cash flows and does not affect the overall change in cash flows or the trends in cash flows from year to year. Fiscal year 2008 cash flows from operating activities, as adjusted, would be $64.8 million compared to $22.0 million, as adjusted, in fiscal year 2007 – a significant increase and reflective of the significant growth in the Company’s revenues and operating results in fiscal year 2008. Fiscal year 2008 cash flows from financing activities, as adjusted, would be $23.6 million, still a substantial decrease from the $187.9 million, as adjusted, in fiscal year 2007 when the Company completed its initial and follow-on offerings of common stock;

•
The Company’s analysts focus on the overall cash position of the Company. The Company’s analysts value the Company based on revenue and earnings growth as well gross margins, all of which are unaffected by the reclassification;

•
In Management’s Discussion and Analysis in its Form 10-K, the Company did not cite the realized tax benefit related to the excess of deductible amount of the compensation cost as a primary driver of its cash generated from operations;

•	The Company operates in one segment and therefore the reclassification does not impact the Company’s segment reporting;
•	The reclassification does not affect the Company’s executive compensation arrangements, which are based on the Company’s revenue and earnings growth; and
•	The reclassification does not affect the Company’s compliance with any regulatory requirements, financial covenants, or other contractual arrangements.

Based on these qualitative factors the Company has concluded that it will not restate its statements of cash flows for the fiscal years ended December 31, 2008 and 2007 through a Form 10/K-A, but will reflect this reclassification in its statements of cash flows for prior periods in future quarterly and annual filings to conform its prior period cash flow statements, where applicable, to the current period presentation, and add specific disclosures in the financial statement footnotes describing the nature of the reclassification and related amounts. The first filing that the Company anticipates adding this specific disclosure is its Q2 ’09 Form 10-Q because there was no excess tax benefit from stock-based compensation in the three months ended March 31, 2008.

Notes to Consolidated Financial Statements, page 40
Note 1. Organization and Significant Accounting Policies, page 40
Revenue Recognition, page 40

2. Please explain your statement that “revenues are recorded net of customer returns which are estimated at the time of sale” with the apparent contradictory disclosure that “[your] customer arrangements do not include rights of return or acceptance provisions.”

Response: The statement that “the Company’s customer arrangements do not include rights of return or acceptance provisions.” refers to the Company’s contracts with its indirect channel partners. These contracts, which comprise a majority of the Company’s revenues, do not contain rights of return or acceptance provisions. The Company does have a limited number of instances of customer arrangements directly with end user customers that do contain a right of return. Thus we have made the statement that “revenues are recorded net of customer returns, which are estimated at the time of sale.” These rights of return for direct customers have been insignificant to date. We acknowledge the contradiction of these disclosures and the Company will amend its revenue recognition policy footnote in its future filings to clarify that the Company’s customer arrangements with its channel partners do not contain rights of return or acceptance provisions.

Note 10. Income Taxes, page 57

3. Please explain the reasons behind the disproportionate amount of net loss attributable to international operations for the year ended December 31, 2008. Further, explain why you have not provided discussion of this fiscal year 2008 loss allocation in your MD&A.

Response: During the year ended December 31, 2008, we implemented an international tax structure whereby our U.S subsidiary transferred the economic rights to one of our international subsidiaries to distribute our products incorporating our intellectual property outside of North America. As required under this arrangement, in the year ended December 31, 2008 our international subsidiary reimbursed our U.S. company for the development of our intellectual property, creating a substantial loss attributable to our international subsidiaries and resulting in U.S income for tax purposes. We expect in the future that as our international revenues increase, our international subsidiaries will become profitable, thus reducing the disproportion between income attributable to the Company’s domestic and international operations. The Company will enhance its disclosures in its financial statement footnotes and MD&A contained in future filings to more clearly explain the impact of the Company’s international tax structure with respect to the allocation of its income and losses and describe the structure as noted above.

As requested, please be advised that the Company acknowledges the following:

• The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408)980-4803 or Robert Freedman, our securities counsel at Fenwick & West LLP, at (650) 335-7292.

Sincerely,

/s/ Michael Scarpelli
Michael P. Scarpelli
Senior Vice President and Chief Financial Officer